Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 25, 2020

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Relay Therapeutics, Inc.

399 Binney Street, 2nd Floor

Cambridge, MA 02139

Telephone: (617) 370-8837

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rolf Sundwall

Terence O’Brien

RE: Relay Therapeutics, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-239412

CIK No. 0001812364

Rule 83 Confidential Treatment Request by Relay Therapeutics, Inc.

Dear Mr. Sundwall and Mr. O’Brien:

On behalf of Relay Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 18, 2020 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on May 22, 2020, resubmitted confidentially to the Commission on June 22, 2020 and subsequently publicly filed by the Company with the Commission on June 24, 2020 (File No. 333-239412) (the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Original Comment Letter.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Brian Adams, General Counsel, Relay Therapeutics, Inc., 399 Binney Street, 2nd Floor, Cambridge, MA 02139 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”) resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s most recent third-party valuations of its common stock were as follows:

Date of third-party valuation	Date of Board approval	Fair value of Common stock per share
November 26, 2018	December 7, 2018	$1.42
November 13, 2019	December 6, 2019	$1.47
June 19, 2020	June 23, 2020	$3.96

As presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” in the Company’s Registration Statement, the following table summarizes by grant date the number of shares subject to options granted between January 1, 2019 and June 23, 2020, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant date	Number of shares subject to option grants	Per share exercise price of options	Fair value of common stock per share on date of option grant
March 15, 2019 – November 18, 2019	10,380,215	$1.42	$1.42
December 2, 2019 – May 11, 2020	1,830,500	1.47	1.47
March 2, 2020	6,961,747	1.47	(1)
June 23, 2020	670,000	3.96	3.96

(1)

Represents options to purchase 6,961,747 shares of common stock at a per share exercise price of $1.47 per share, which were authorized on March 2, 2020, for which the commencement of vesting is based on the achievement of certain scientific and operational milestones during a two-year period. The achievement of these milestones is discretionary and subject to approval

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000 by the Board. As a result, the grant date for accounting purposes will not be determined until the date achievement of the specified milestones is approved by the Board. The Company will therefore apply variable accounting for these awards and the stock-based compensation expense to be recognized for the options will ultimately be based on the fair value of the awards on the accounting grant date. The Company determined that the awards were not probable of vesting at March 31, 2020, and therefore no stock-based compensation expense was recorded in the three months ended March 31, 2020. Given the fact that the service period commenced on March 2, 2020 and these awards include a four year vesting period commencing on the date the achievement of the performance milestones are approved, even if all of the awards were deemed probable of vesting at March 31, 2020, the amount of share-based compensation expense that would have been recorded in the three months ended March 31, 2020 would be immaterial to the consolidated financial statements.

On June 23, 20202, the Board, in its discretion, approved the vesting of 25% of the performance-based awards, resulting in options to purchase 1,740,436 shares of common stock beginning to vest over a four-year period. The Company will use the fair value of common stock from the June 19, 2020 third-party valuation, approved by the Board on June 23, 2020, as an input in determining the fair value of these options to record stock-based compensation expense based on the accounting grant date of June 23, 2020. Share-based compensation expense will be recognized over the implicit service period using the accelerated method, which commenced on March 2, 2020 and ends on June 23, 2024. The Company has included the following disclosure as a subsequent event in Note 17 to the consolidated financial statements:

On June 23, 2020, the Company’s board of directors, in its discretion, determined that the performance milestones related to 25% of the performance-based awards, as discussed in Note 9, had been achieved. The four year vesting term of awards to purchase 1,740,436 shares of common stock therefore commenced on June 23, 2020.

The Board does not expect to approve any additional vesting provisions of the performance-based awards prior to the completion of the IPO assuming the current timeline.

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”), and were prepared using either the option-pricing method (“OPM”) or the hybrid method, both of which used market approaches to estimate the Company’s enterprise value. The hybrid method is a hybrid between the probability-weighted expected return method (“PWERM”) and the OPM, estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value in at least one scenario.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

The PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of future value and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date. Unlike the PWERM, the OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats common and preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preference of the preferred stock. In the PWERM and the OPM, a discount for lack of marketability (“DLOM”) is applied to the value indicated for the common stock.

November 26, 2018 Valuation

The third-party valuation as of November 26, 2018 was based on the OPM utilizing the Market Approach, specifically the Most Recent Transaction Method, including a back-solve methodology, from the Practice Aid. The equity value of the Company was determined using the terms to which it had agreed to with investors for the issuance of an aggregate of 124,630,002 shares of Series C preferred stock at a purchase price of $3.2095 per share, which subsequently closed on December 18, 2018 and January 14, 2019, and resulted in $400.0 million of gross proceeds to the Company. The transaction was led by an unrelated third-party investor and was determined to be an arms-length transaction. The common stock was then valued based on the implied equity value in the Series C preferred stock transaction by considering the economic and control rights of the preferred stockholders compared to the common stockholders. A DLOM of 30.0% was applied, which was implied using put option values. The Company did not utilize a hybrid method with an IPO scenario given the Series C preferred stock transaction would provide $400.0 million of cash to fund the Company to meet its operating needs for at least the next three years.

The Board relied, in part, on the results of the November 26, 2018 valuation in its determination of the fair value of common stock of $1.42 per share for its option grants of 10,380,215 from March 15, 2019 through November 18, 2019. As discussed below, the Company’s valuation as of November 13, 2019, but this valuation was not yet complete or approved by the Board at the time of the November 18, 2019 grant. Due to the insignificant number of options issued and the limited change in fair value, the effect on stock-based compensation expense would be immaterial if the more current valuation had been utilized.

November 13, 2019 Valuation

The third-party valuation as of November 13, 2019 utilized a Market Approach, specifically the Guideline Transactions Method, from the Practice Aid to estimate the equity value of the Company which was then allocated to the Company’s securities based on the OPM. The equity value of the Company was determined using 20 guideline transactions from late 2016 through November 2019, selecting the value between the mean and the median, and then applying a discount rate based upon the Company’s stage of development. The time to liquidity was based upon a probability weighting of a next round of financing and a sale of the Company. A DLOM of 30.0% was applied, which was implied using put option values.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

The Company considered, but did not apply a hybrid method with an IPO scenario because of the combination of the significant level of cash and investments on hand, which was approximately $360.0 million, and the lower returns on recent IPO activity among hypothetical “peer” companies in the biotechnology sector during the third quarter of 2019, which supported a very low probability of an IPO for the Company at the time.

The Board relied, in part, on the results of the November 13, 2019 valuation in its determination of the fair value of common stock of $1.47 per share for the 1,780,500 options granted from December 2, 2019 through April 13, 2020. The valuation was also utilized for an insignificant issuance of options on May 11, 2020 that have an immaterial grant date fair value.

The valuation as of November 13, 2019 contemplated certain company specific activities, such as the investigational new drug application (“IND”) filed in November, 2019 for RLY-1971 , and the commencement of the related Phase 1 clinical trial. From November 14, 2019 through April 13, 2020, the Company continued to execute on its planned research and development activities; however, it did not achieve any significant scientific, financing or other milestones during this period, which could have increased the Company’s equity value.

Options to purchase 794,000 shares of common stock were issued in December 2019 and early January 2020. Options to purchase 986,500 shares of common stock were issued in late March and early April 2020.

The options to purchase 986,500 shares of common stock were issued in late March and early April 2020 occurred in the wake of the COVID-19 pandemic. In response to the pandemic, the Company adjusted its operational and financing plans due to work from home orders and other risks and uncertainties applicable to clinical stage biotechnology companies during this time period. In addition, the Company observed broad U.S. and worldwide market volatility, uncertainty around investor interest in public offerings, concerns regarding unemployment rates, and unsettled debt financing markets. There were no new healthcare IPOs completed during the 21-day period from March 13, 2020 through April 2, 2020. The Company therefore determined that it continued to be appropriate to utilize the third-party common stock valuation dated November 13, 2019 in determining the fair value of these options, as the probability of an IPO did not increase during this period as a result the impact of the COVID-19 pandemic on market conditions.

June 19, 2020 Valuation

As market conditions began to improve, the Company reassessed the possibility of an IPO with its Board. On May 8, 2020, the Company embarked upon an accelerated timeline with investment bankers and advisors to achieve a confidential draft registration statement filing. In addition, there were significant developments in the Company’s operations in June 2020, including the clearance of the IND for RLY-4008 by the U.S. Food and Drug Administration (“FDA”) and the amendment and restatement of the Company’s Collaboration and License Agreement with D.E. Shaw Research, which among other things, extended the term of the arrangement to continue the advancement of the research and development of the Company’s product candidates to August 16, 2025. The Company determined that the combination of these factors, in addition to favorable market conditions, would increase the equity value of the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Consequently, the Company obtained a third-party valuation of its common stock as of June 19, 2020, which was subsequently approved by the Board on June 23, 2020. This valuation was utilized to establish the grant date fair value for options to purchase 670,000 shares of common stock granted on June 23, 2020, as well as for options to purchase 1,740,436 shares of common stock, which were previously approved by the Board and for which the accounting grant date occurred on June 23, 2020, the date the performance milestones were determined to have been achieved by the Board based on its discretion, as further described above. This valuation utilized the hybrid method to allocate value to the Company’s securities.

The PWERM used in the June 19, 2020 valuation included the following two scenarios: the IPO scenario, which contemplated the closing of an IPO in early August 2020, and the sale scenario, which contemplated a sale of the Company. The equity value of the Company in each scenario was determined using the Market Approach, specifically the Guideline Transactions Method. The equity value selected in the IPO scenario was based on the high end of the range of IPO transactions analyzed from our peer group.    The IPO scenario assumed conversion of the preferred stock into common stock. The equity value selected in the sale scenario was based on the 25th percentile to median range of the sale transactions analyzed from a group of guideline companies. In the sale scenario, value was allocated according to the preferred stock liquidation preference and conversion rights.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. Key assumptions used by the Company in the June 19, 2020 valuation were as follows:

Scenario	Probability Weighting	DLOM	Enterprise Value	Per share common stock price
IPO	75%	5.0%	$1.3 billion	$4.71
Sale	25%	30.0%	$0.8 billion	$1.69

The principal factors contributing to the increase in the fair value of common stock from April 13, 2020, which is the last date the November 13, 2019 valuation was utilized for a significant option grant, to the June 19, 2020 valuation were as follows:

•	On June 12, 2020, the FDA approved the Company’s IND for RLY-4008, the Company’s inhibitor of fibroblast growth factor receptor 2 (FGFR2), which was filed on May 22, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

•

On June 15, 2020, the Company amended and restated the Collaboration and License Agreement with D.E Shaw Research LLC (the “Amended and Restated Collaboration and License Agreement”) as discussed in Note 17 to the Company’s consolidated financial statements. The Amended and Restated Collaboration and License Agreement extended the term of the agreement to August 16, 2025 with automatic renewals for successive one year periods unless the other party provides notice of non-renewal. The Amended and Restated Collaboration and License Agreement provides the Company with an uninterrupted arrangement for an extended period of time and reduces risk of disruption to its operations.

•

The IPO market for biotechnology IPOs improved, including 13 biotechnology IPOs that were completed in May and June 2020, of which a majority priced at or above the mid-point of the price range included in the respective registration statements.

•

From June 9, 2020 to June 19, 2020, the Company conducted approximately 70 “testing the waters” meetings with prospective investors and the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The Company continued its specific program and platform research during this period despite the intermittent challenges of the COVID-19 pandemic and, with some prioritization and relocation of resources, largely maintained its development timelines through this period.

•

The confidential filing of the draft registration statement on Form S-1, which occurred on May 22, 2020 and the public filing of the Registration Statement on June 24, 2020, which increased the probability of an IPO.

The Board relied, in part, on the results of the June 19, 2020 valuation in its determination of the fair value of common stock of $3.96 per share for its option grants of 670,000 on June 23, 2020.

The Company does not intend to grant any additional significant equity awards leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by the Company based, in part, on discussions between the Company and the underwriters. Prior to June 25, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the fair value of the Company’s common stock as of June 19, 2020 of $3.96 per share, which does not reflect the anticipated Stock Split, is consistent with the Preliminary Price Range of $[***] to $[***] per share and considered the following factors:

•	The IPO scenario under the PWERM in the June 19, 2020 valuation resulted in a common stock value of $4.96 per share, which [***], prior to the application of a DLOM of 5.0%.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s valuation of the Company’s common stock as of June 19, 2020, which considered an additional potential outcome. Specifically, in the June 19, 2020 third-party valuation, the probability weightings for the IPO and sale scenarios were 75.0% and 25.0%, respectively.

•

The Preliminary IPO Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the common stock valuation dated June 19, 2020. The discount for lack of marketability in the valuation that was applied to the IPO scenario was 5.0%.

•	The net proceeds from the IPO will provide the Company will a stronger consolidated balance sheet and a greater liquidity position in the public market.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*-*-*-*

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1329 or William D. Collins at (617) 570-1447.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Sanjiv K. Patel, Relay Therapeutics, Inc.
Brian Adams, Relay Therapeutics, Inc.
Mitchell S. Bloom¸ Goodwin Procter LLP
William D. Collins, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY

RELAY THERAPEUTICS, INC.